For Immediate Release - National Circuit



Contact:  George V. Hager, Jr.
          Senior Vice President & Chief Financial Officer
          (610) 444-6350



            GENESIS ELDERCARE CORP. AND THE MULTICARE COMPANIES, INC.
                                 COMPLETE MERGER



Kennett Square, PA -- October 10, 1997 - Genesis ElderCare Corp. announced today that as of October 10, 1997, The Multicare Companies, Inc., had been merged with a wholly-owned subsidiary of Genesis ElderCare Corp. As a result, each share of common stock of Multicare not previously purchased in Genesis ElderCare Corp.'s tender offer which expired at 7:00 p.m., New York City time, on Wednesday, October 8, 1997 had been converted into the right to receive $28.00 in cash.

Genesis E1derCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE:GHV), The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.



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